Filed Pursuant to Rule 424 (b)(2)

Registration Statement No. 333-156118

Subject to Completion, May 26, 2010

The information in this Preliminary Pricing Supplement is not complete and may be changed. This Preliminary Pricing Supplement is not an offer to sell these securities, and the issuer is not soliciting an offer to buy these securities, in any jurisdiction where the offer  or sale is not permitted.

Pricing Supplement No. 124 (To Prospectus and Prospectus Supplement each dated December 15, 2008)

$•

AB SVENSK EXPORTKREDIT (PUBL)
(Swedish Export Credit Corporation)

Equity Index-Linked Notes due •
(Linked to the MSCI EAFE Index)

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (to be determined on the pricing date, and expected to be between 14 and 16 months after the issue date) is based on the performance of the MSCI EAFE Index (which we refer to as the index), as measured from the pricing date (•, 2010) to the determination date (to be determined on the pricing date, and expected to be the fifth scheduled trading day prior to the stated maturity date). The return on your notes is not linked to the performance of the index on a one-to-one basis and is subject to a cap on the upside appreciation.  You could lose your entire investment in the notes if the index level decreases to zero.

On the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to the redemption amount.  We will determine the redemption amount by first calculating the percentage increase or decrease in the index, which we refer to as the index return. The index return will be determined as follows:  First, we will subtract the initial index level of • from the final index level (which will be the closing level of the index on the determination date, subject to adjustments).  Then, we will divide the result by the initial index level, and express the resulting fraction as a percentage.

The redemption amount for each note will then be calculated as follows:

•                  if the index return is positive (the final index level is greater than the initial index level), an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of 3.0 multiplied by the index return, multiplied by $1,000, subject to a cap in the index return (the cap is expected to be a specified percentage between 106.5% and 107.5% of the initial index level and will be set on the pricing date);

•                  if the index return is zero or negative but not below -10% (the final index level is equal to or less than the initial index level but is greater than or equal to 90% of the initial index level), $1,000; or

•                  if the index return is negative and is below -10% (the final index level is less than 90% of the initial index level), an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of approximately 1.1111 multiplied by the sum of the index return and the buffer amount (10%), multiplied by $1,000.

You could lose your entire investment in the notes if the final index level is zero.  A percentage decrease of more than 10% between the initial index level and the final index level on the determination date will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes.  In such a case, the rate of decrease in the amount payable on your notes will exceed the rate of decrease in the level of the index.  Moreover, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum redemption amount of $• (to be determined on the pricing date, and expected to be between $1,195 and $1,225).  In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Description of the Notes” on page P-1 of this pricing supplement and the general terms of the indexed notes found in “Description of the Notes” on page S-7 of the prospectus supplement dated December 15, 2008.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the pricing date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may be, significantly less than the issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.  The amount of the excess will decline on a straight line basis over the period from the date hereof through August •, 2010.  We encourage you to read “Risks Associated with Foreign Currency Notes and Indexed Notes” on page S-4 of the prospectus supplement dated December 15, 2008 and “Risk Factors” on page P-6 of this pricing supplement so that you may better understand those risks.

Issue date:	•, 2010	Issue price:	100% of the face amount
Underwriting discount:	•% of the face amount	Net proceeds to the issuer:	•% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes will not be obligations of, or guaranteed by, the Kingdom of Sweden or any internal division or agency thereof, and will be subject, entirely and exclusively, to the credit risk of Swedish Export Credit Corporation (or SEK) itself. The notes are also not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co. may offer the notes in transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

UPDATED CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$•	100%	$•	$•(1)

(1)                                  The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. $• of the registration fees paid in respect of the securities covered by the registration statement of which the pricing supplement is a part remain unused.  $• of that amount is being offset against the registration fee for this offering and $• remains available for future registration fees.

Goldman, Sachs & Co. expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on •, 2010.

The MSCI indices are the exclusive property of MSCI Inc. (“MSCI”).  MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are licensed for use for certain purposes by The Goldman Sachs Group, Inc. and its affiliates.  The Goldman Sachs Group, Inc. expects to sub-license the use of the MSCI indices and the MSCI index names to us for use in connection with the notes.  The notes are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such notes.  No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the notes without first contacting MSCI to determine whether MSCI’s permission is required.  Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Goldman, Sachs & Co.

Pricing Supplement dated •, 2010.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement is a supplement to:

•                  the accompanying prospectus supplement dated December 15, 2008 relating to our medium-term notes, series E, due nine months or more from date of issue and

•                  the accompanying prospectus dated December 15, 2008 relating to our debt securities.

If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus.  All three documents contain information you should consider when making your investment decision.  You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement.  We have not authorized anyone else to provide you with different information.  We and Goldman, Sachs & Co. are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The SEC allows us to incorporate by reference the information we file with them.  This means:

•                  incorporated documents are considered part of this pricing supplement;

•                  we can disclose important information to you by referring you to those documents;

•                  information in this pricing supplement automatically updates and supersedes information in earlier documents that are incorporated by reference in the prospectus; and

•                  information that we file with the SEC that we incorporate by reference in this pricing supplement will automatically update and supersede this pricing supplement.

We incorporate by reference the document listed below which we furnished to the SEC under the Securities Exchange Act of 1934:

•                  our annual report on Form 20-F for the fiscal year ended December 31, 2008, which we filed with the SEC on April 1, 2010; and

•                  our report on Form 6-K, which we furnished to the SEC on April 30, 2010.

We incorporate by reference each of the following documents that we may file with the SEC after the date of this pricing supplement but before the end of the notes offering:

•                  any report on Form 6-K filed by us pursuant to the Securities Exchange Act of 1934 that indicates on its cover or inside cover page that we will incorporate it by reference in the registration statement of which this pricing supplement forms a part; and

•                  reports filed under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

AB Svensk Exportkredit (publ)
(Swedish Export Credit Corporation)
Västra Trädgårdsgatan 11B
10327 Stockholm, Sweden
Tel: 011-46-8-613-8300

ii

DESCRIPTION OF THE NOTES

We will issue the notes under the indenture.  The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the indenture.  This summary does not contain all of the information that may be important to you as a potential investor in the notes.     You should carefully consider the matters set forth in “Risk Factors” before you decide to invest in the notes.

For the purposes hereof, the terms “Debt Securities”, “Indexed Security” and “Principal Indexed Security” used in the prospectus, and the terms “Notes”, “Indexed Notes” and “Stock Indexed Notes” used in the prospectus supplement, include the notes we are offering in this pricing supplement.

Aggregate Principal Amount:	$•. We may decide to sell additional notes after the Pricing Date but prior to the Issue Date at an Issue Price that differs from the original Issue Price.

Face Amount:	$1,000 per note.

Issue Price:	100% of the Face Amount of each note.

Pricing Date:	•, 2010.

Issue Date:	•, 2010 (to be determined on the Pricing Date, and expected to be the fifth Business Day after the Pricing Date).

Index:	MSCI EAFE Index (Bloomberg Ticker “MXEA”) or any successor index, as it may be modified, replaced or adjusted from time to time as described under “—Discontinuance or Modification of the Index”.

Index Sponsor:

When we refer to the Index Sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the Index as then in effect.  The initial Index Sponsor will be MSCI Inc. (“MSCI”).

Index Stocks:	When we refer to the Index Stocks as of any time, we mean the stocks that comprise the Index as then in effect, after giving effect to any additions, deletions or substitutions.

Maturity Date:

The Maturity Date is • (to be determined on the Pricing Date, and expected to be between 14 and 16 months after the Issue Date) (the “Stated Maturity Date”) unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day.  If the determination date is postponed as described below, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the postponed determination date.  Holders will not be entitled to any interest or other additional payments in the event the Maturity Date is delayed because the Stated Maturity Date is not a Business Day.

Determination Date:

The Determination Date is • (to be determined on the Pricing Date, and expected to be the fifth scheduled Trading Day preceding the Stated Maturity Date), unless that day is not a Trading Day, in which case the Determination Date will be the next following Trading Day, unless postponed due to Market Disruption Events.  If the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on that day, the Determination Date will be the first following Trading Day on which the Calculation Agent determines that no Market Disruption Event for the Index has occurred or is continuing.  In no event, however, will the Determination Date be later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date.  If the Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Determination Date.  If the Calculation Agent determines that the closing level of the Index is not available on the Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the Calculation Agent will nevertheless determine the Final Index Level and thus the Redemption Amount, based on its assessment, made in its sole discretion, of the level of the Index on the Determination Date, as so postponed.

Redemption Amount:

On the Maturity Date, we will pay in respect of each note an amount in cash, determined by the Calculation Agent as of the Determination Date, as follows:

•                  If the Final Index Level is greater than or equal to the Index Cap, the Redemption Amount will be the Maximum Redemption Amount.

•                  If the Final Index Level is greater than the Initial Index Level, but less than the Index Cap, the Redemption Amount will equal the sum of (1) the Face Amount and (2) the Face Amount × the Participation Rate × the Index Return.

•                  If the Final Index Level is (1) equal to the Initial Index Level or (2) less than the Initial Index Level but greater than or equal to the Buffer Level, the Redemption Amount will be 100% of the Face Amount of your note.

•                  If the Final Index Level is less than the Buffer Level, the Redemption Amount will equal the sum of (1) the Face Amount, and (2) the Face Amount × the Buffer Rate × (the Index Return + the Buffer Percentage).  In this case, the Redemption Amount you will receive at maturity shall be less than the principal amount you invested in the notes, and you may lose a significant portion or even all of your investment in the notes.

Initial Index Level:	• (to be determined on the Pricing Date)

Buffer Level:	Equal to 90% of the Initial Index Level.

Buffer Rate:	The Initial Index Level / the Buffer Level, equal to approximately 111.11%.

Buffer Percentage:	10%

Final Index Level:	The closing level of the Index on the Determination Date, as published by the Index Sponsor, subject to the effect of any Market Disruption Event or the Discontinuance or Modification of the Index.

Index Return:	The Final Index Level minus the Initial Index Level, divided by the Initial Index Level, expressed as a percentage.

Index Cap:	• (to be determined on the Pricing Date, and expected to be between 106.5% and 107.5% of the Initial Index Level)

Participation Rate:	300%

Maximum Redemption Amount:	$• (to be determined on the Pricing Date, and expected to be between $1,195 and $1,225).

Market Disruption Event:

Any of the following will be a Market Disruption Event for the Index:

•                  a suspension, absence or material limitation of trading in Index Stocks constituting 20% or more, by weight, of the Index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion, or

•                  a suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to Index Stocks constituting 20% or more, by weight, of the Index, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion, or

•                  Index Stocks constituting 20% or more, by weight, of the Index, or option or futures contracts relating to the Index or to Index Stocks constituting 20% or more, by weight, of the Index, do not trade on what were the respective primary markets for those Index Stocks or contracts, as determined by the Calculation Agent in its sole discretion;

and, in the case of any of these events, the Calculation Agent determines in its sole discretion that the event could materially interfere with our ability, or the ability of Goldman, Sachs & Co. or any of its affiliates or a similarly situated party, to unwind all or a material portion of a hedge that could be effected with respect to the notes.

The following events will not be Market Disruption Events:

•                  a limitation on the hours or numbers of days of trading, but only if the limitation results from a previously announced change in the regular business hours of the relevant market, and

•                  a decision to permanently discontinue trading in the option or futures contracts relating to the Index or to any Index Stock.

For this purpose, a “suspension, absence or material limitation of trading” in the primary securities market, as determined by the Calculation Agent in its sole discretion, on which the Index Stock, or on which option or futures contracts relating to the Index or an Index Stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances.  In contrast, a suspension or limitation of trading in an Index Stock or in option or futures contracts relating to the Index or an Index Stock, as applicable, in the primary market for that stock or those contracts, by reason of:

•                  a price change exceeding limits set by that market, or

•                  an imbalance of orders relating to that stock or those contracts, or

•                  a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market, as determined by the Calculation Agent in its sole discretion.

Discontinuance or Modification of the Index:

If the Index Sponsor discontinues publication of the Index and the Index Sponsor or any other person or entity publishes a substitute index that the Calculation Agent determines in its sole discretion is comparable to the Index, then the Calculation Agent will determine the Redemption Amount by reference to the substitute index.  We refer to any substitute index approved by the Calculation Agent as a Successor Index.

If the Calculation Agent determines that the publication of the Index is discontinued and there is no Successor Index, or that the level of the Index is not available on the Determination Date because of a Market Disruption Event or for any other reason, the Calculation Agent will determine the Final Index Level, and thus the Redemption Amount, by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the Index.

If the Calculation Agent determines that the Index, the Index Stocks or the method of calculating the Index is changed at any time in any respect — including any addition, deletion or substitution and any re-weighting or rebalancing of Index Stocks and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a Successor Index, is due to events affecting one or more of the Index Stocks or their issuers or is due to any other reason — then the Calculation Agent will be permitted (but not required) to make such adjustments in the Index or the method of its calculation as it believes are appropriate to ensure that the Index level used to determine the Final Index Level of the Index, and thus the Redemption Amount, is equitable.

All determinations and adjustments to be made by the Index Sponsor or the Calculation Agent with respect to the Index may be made by the Index Sponsor or the Calculation Agent, as the case may be, in its sole discretion.  The Calculation Agent is not obligated to make any such adjustments.

Business Day:	When we refer to a Business Day with respect to your notes, we mean any day other than a Saturday or Sunday on which commercial banks in New York City are open for business.

Trading Day:	When we refer to a Trading Day with respect to your notes, we mean a day on which the Index is calculated and published by the Index Sponsor.

Interest Rate:	The notes will not bear interest.

Form:

The notes will be issued only in book-entry form, and will be eligible for transfer through the facilities of The Depository Trust Company (the “Depository”) or any successor depository we select.  Except as described herein, notes in definitive form will not be issued.

Denomination:	The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Calculation Agent:	Goldman, Sachs & Co.

CUSIP Number:	•

ISIN:	•

Failure to Pay Redemption Amount When Due:

In the event we fail to pay the Redemption Amount if and when due any such overdue payment will bear interest from the Maturity Date (or, if applicable, the earlier redemption date) until the date upon which all sums due in respect of such note are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBOR page or any successor page thereto, as of 11:00 a.m. (London time) on the first Business Day following such failure to pay.  Such rate shall be determined by the Calculation Agent.  If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days elapsed in the period.

Tax Redemption:

We cannot redeem the notes prior to maturity unless, due to the imposition by Sweden or one of its taxing authorities of any tax, assessment or governmental charge subsequent to the date of the issuance of the notes, we would become obligated to pay additional amounts.  If such an imposition occurs, we may at our option redeem all but not less than all the notes by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice.  In such event, the redemption price will be equal to the fair market value of the notes on the tenth Trading Day prior to the redemption date, as determined by the Calculation Agent in good faith and in a commercially reasonable manner to be fair and equitable to the holders of the notes (which determination shall be binding on us and the holders of the notes).

Acceleration:

If a holder of a note accelerates the maturity of the notes upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be an amount that the Calculation Agent will determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of declaration of acceleration, to be fair and equitable to the holders (which determination shall, if made in good faith and in a commercially reasonable manner, be binding on us and the holders of the notes).

FDIC:	The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

RISK FACTORS

The following section of this pricing supplement contains information about risks that are particular to the notes. Investors in the notes are also exposed to further risks related to the issuer of the notes, SEK, which are described in SEK’s annual report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 1, 2010, and incorporated by reference herein. See the information under “Risk Factors” beginning on page 4 of the annual report on Form 20-F.

Unlike ordinary debt securities, the return on the notes depends on changes in the value of the index over the term of the notes.  As described in more detail below, the trading price of the notes may vary considerably before the maturity date due, among other things, to fluctuations in the price of the common stocks that make up the index and other events that are difficult to predict and beyond our control.  Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the stocks comprising the index.  You should carefully consider the following risks before investing in the notes and whether the notes are suitable for your circumstances.

Assuming no changes in market conditions or any other relevant factors, the value of your notes on the pricing date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is expected to be significantly less than the original issue price.

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.  The amount of the excess will decline on a straight line basis over the period from the date hereof through August •, 2010. After August •, 2010, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus Goldman Sachs & Co.’s customary bid and ask spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted.  In particular, an increase of the yield spread between securities issued by us and credit risk free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market.  If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market price of your notes may be influenced by many unpredictable factors” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co, or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Your notes may not have an active trading market” below.

You may lose your entire investment in the notes; if the final index level is less than the buffer level, the return on your notes will be negative and leveraged.

We will not repay you a fixed amount of principal on the notes at maturity and we are not liable for any loss of principal that you may incur due to fluctuations in the level of the index.  The redemption amount will depend on the change in the value of the index.  Because the value of the index is subject to market fluctuations, the redemption amount may be less than the face amount of the notes, and you will lose part or all of your investment if the final index level has declined by more than 10% as compared to the initial index level.  You will receive at least the principal amount of the notes at maturity only if the final index level is greater than or equal to the buffer level. If the final index level is less than the buffer level, then you will lose approximately 1.1111% of each $1,000 face amount of the notes for every 1% that the index return is below

-10%.  Thus, depending on the final index level, you could lose a substantial portion, and perhaps all, of your investment in the notes.  You may also lose part or all of your investment if you sell the notes in the secondary market before their maturity.

The potential for the value of your notes to increase is limited.

Your ability to participate in any increase in the value of the index is limited.  Although any positive return on the notes is based on an increase in the value of the index over the term of the notes, in no event will the amount you receive at maturity be greater than a percentage of the face amount of your notes that is expected to be between 106.5% and 107.5% of the face amount (an amount expected to be between $1,195 and $1,225 for every $1,000 of face amount).  Because of the formula that we will use to determine the redemption amount, any amount payable at maturity may be less than you would have received had you held a long position in the index or the stocks comprising the index directly.

The notes will not bear periodic interest.

You will not receive any periodic interest payments on your notes.  Even if the amount payable on your notes on the maturity date exceeds the face amount of your notes, the over-all return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

Any decline in our credit ratings may affect the market value of your notes.

Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes.  Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

The notes are a speculative investment.

The notes are speculative in nature and involve a high degree of risk.  The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment.  Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  For further information, see “Risks Associated with Foreign Currency Notes and Indexed Notes” in the prospectus supplement.

The formula for determining the redemption amount does not take into account all developments in the index.

Changes in the index during the term of the notes before the determination date will not be reflected in the calculation of the redemption amount payable, if any, at maturity.  The calculation agent will calculate the redemption amount by comparing only the index level on the pricing date and on the determination date reflecting the performance of the index between those dates.  No other index levels will be taken into account.  As a result, you may lose part or all of your investment even if the index has increased at certain times during the term of the notes where it has not increased as calculated on the determination date.

Past index performance is no guide to future performance.

The actual performance of the index over the life of the notes may bear little relation to the historical levels of the index.  Likewise, the amount payable at maturity may bear little relationship to the hypothetical return examples set forth elsewhere in this pricing supplement.  We cannot predict the future performance of the index.

Your return on your notes will not reflect the return on the index stocks.

The index sponsor calculates the level of the index by reference to the prices of the common stocks included in the index without taking account independently of the value of dividends paid on those stocks.  As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the index and received the dividends paid on those stocks.

There are risks associated with investments in securities indexed to the value of foreign equity securities.

The underlying stocks that constitute the index have been issued by companies in various foreign countries.  Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries.  Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross domestic product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The return on your notes will depend on changes in the levels of the MSCI EAFE Index and will not be adjusted for changes in U.S. dollar foreign currency exchange rates.

The MSCI EAFE Index consists of twenty-one developed equity market country indices, which are in turn comprised of the stocks traded in the equity markets of such countries.  Although the stocks underlying the MSCI EAFE Index are traded in currencies other than U.S. dollars and your notes are denominated in U.S. dollars, the amount payable on your notes at maturity will not be adjusted for changes in the U.S. dollar foreign currency exchange rates relating to stocks underlying the MSCI EAFE Index.  The Redemption Amount will be based upon the overall change in the levels of the MSCI EAFE Index during the life of your notes, and not the U.S. dollar foreign currency exchange rates.  Changes in foreign currency exchange rates, however, may reflect changes in the economies of the countries that the MSCI EAFE Index represents, which, in turn, may affect the closing levels of the MSCI EAFE Index on the Determination Date.

The notes are subject to foreign currency exchange rate risk.

Because the index stock prices are converted into U.S. dollars for purposes of calculating the value of the index, investors of the notes will be exposed to currency exchange rate risk with respect to each of the currencies represented in the index.  An investor’s net exposure will depend on the extent to which the currencies represented in the index strengthen or weaken against the U.S. dollar and the relative weight of each relevant currency represented in the overall index.  If, taking into account such weighting, the dollar strengthens against the component currencies, the value of the index will be adversely affected and the amount payable at maturity of the notes may be reduced.

Foreign currency exchange rates vary over time, and may vary considerably during the life of your notes.  Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions.  Of particular importance are:

•                  rates of inflation;

•                  interest rate levels;

•                  the balance of payments among countries;

•                  the extent of governmental surpluses or deficits in the component countries and the United States; and

•                  other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the various component countries and the United States and other countries important to international trade and finance.

The price of the notes and payment on the stated maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to the index or other de facto restrictions on the repatriation of U.S. dollars.

You have no shareholder rights or rights to receive any stock.

Investing in the notes will not make you a holder of any of the index stocks.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks.  The notes will be paid in cash, and you will have no rights to receive delivery of any index stocks or dividends on such stocks.

The market price of your notes may be influenced by many unpredictable factors.

The following factors, many of which are beyond our control, may influence the market value of your notes, as well as the redemption amount:

•                  the changes in the level of the index;

•                  the volatility (i.e., the frequency and magnitude of changes) in the levels of the index. As indicated under “The Index—Historical Closing Levels of the Index” in the pricing supplement, the levels of the index have been highly volatile at times.  It is impossible to predict whether the index level will rise or fall;

•                  economic, financial, regulatory, political, military and other events that affect stock markets generally and the market segments of which the index stocks are a part, and which may affect the level of the index;

•                  interest and yield rates in the market;

•                  the time remaining until your notes mature; and

•                  our creditworthiness.

These factors may influence the price you will receive if you sell your notes prior to maturity.  If you sell your notes prior to maturity, you may receive less than the outstanding face amount of your notes.  You cannot predict the future performance of the index based on its historical performance.

Trading and other transactions by Goldman, Sachs & Co. in securities linked to the index or the index stocks may impair the value of your notes.

Goldman, Sachs & Co. or one or more of its affiliates (including Goldman Sachs International) may hedge its obligations under the swap that it has entered or expects to enter into with us relating to the offered notes by purchasing some or all of the index stocks, options or futures on the index or index stocks or other instruments linked to the index or to index stocks, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the determination date.  Goldman, Sachs & Co. or one or more of its affiliates may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to the index or the index stocks.  Any of these hedging activities may adversely affect the level of the index — directly or indirectly — and therefore the market value of your notes and the amount we will pay on your notes at maturity.  It is possible that Goldman, Sachs & Co. or one or more of its affiliates could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

Goldman, Sachs & Co. and its affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to the level of the index or to index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers.  Any of these activities of Goldman, Sachs & Co. or its affiliates could affect the level of the index — directly or indirectly — and, therefore, adversely affect the market value of your notes and the amount we will pay on your notes at maturity.  We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the index or one or more of the index stocks.  By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. or its affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

There may be conflicts of interest between you and Goldman, Sachs & Co.

As noted above, Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to the index and the index stocks.  These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management.  These trading activities, if they influence the level of the index or the index stocks, could be adverse to your interests as a beneficial owner of your notes.

Goldman, Sachs & Co. and its affiliates may, at present or in the future, engage in business with the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies.  These services could include merger and acquisition advisory services.  These activities may present a conflict between the obligations of Goldman, Sachs & Co. or any of its affiliates and your interests as a beneficial owner of notes.  Moreover, one or more of Goldman, Sachs & Co.’s affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the index stocks and with respect to the index itself.  Any of these activities by Goldman, Sachs & Co. or any of its affiliates may affect the level of the index and the index stocks and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including, without limitation, the redemption amount, the final index level, business days, trading days, the amount payable in the event of an early redemption for tax reasons or an acceleration of the notes, the existence and effect of any market disruption events and discontinuance or modification of the index.  The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “—There may be conflicts of interest between you and Goldman, Sachs & Co.” above.

The policies of the index sponsor and changes that affect the index or the index stocks could affect the amount payable on your notes and its market value.

The policies of the index sponsor concerning the calculation of the level of the index, additions, deletions or substitutions of index stocks and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the index level, could affect the index level and, therefore, the amount payable on your notes at maturity and the market value of your notes prior to that date.  The amount payable on your notes and their market value could also be affected if the index sponsor changes these policies, for example by changing the manner in which it calculates the index level, or if the index sponsor discontinues or suspends calculation or publication of the index level, in which case it may become difficult to determine the market value of your notes.  If events such as these occur, or if the final index level is not available because of a market disruption event or for any other reason, Goldman, Sachs & Co., as calculation agent for your notes, may determine the final index level for the index on the determination date and, ultimately, the amount payable at maturity, in a manner it considers appropriate, in its sole discretion.  We describe the discretion that the calculation agent will have in determining the level of the index on the determination date and the amount payable on your notes more fully under “Description of the Notes—Discontinuance or Modification of the Index” and “—As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity”.

There is no affiliation between the index stock issuers or the index sponsor and us or Goldman, Sachs & Co. or any of its affiliates, and we are not responsible for any disclosure by the index stock issuers.

We are not affiliated with the issuers of the index stocks or the index sponsor.  Neither we nor any of our affiliates assume any responsibility for the adequacy or accuracy of any publicly available information about the index stock issuers.  You, as an investor in the notes, should make your own investigation into the index and the index stock issuers.  See “The Index” below for additional information about the index.

Neither the index sponsor nor any of the index stock issuers are involved in this offering of your notes in any way, and none of them have any obligation of any sort with respect to your notes.  Neither the index sponsor nor the index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

Goldman, Sachs & Co. is not affiliated with the issuers of the index stocks or the index sponsor. As discussed above, however, Goldman, Sachs & Co. or one or more of its affiliates may currently or from time to time in the future engage in business with the issuers of the index stocks.  Nevertheless, neither Goldman, Sachs & Co. nor any of its affiliates assumes any responsibility for the accuracy or the completeness of any information about the index and the issuers of the index stocks.  You, as an investor in your notes, should make your own investigation into the index and the issuers of the index stocks.

Your notes may not have an active trading market.

Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial.

The calculation agent can postpone the determination date.

If the calculation agent determines that a market disruption event has occurred or is continuing on the determination date, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing, but in no event will the postponement last beyond the originally scheduled stated maturity date, or if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date.  Moreover, if the closing level of the index is not available on the determination date, as so postponed, because of a continuing market disruption event or for any other reason, the calculation agent will nevertheless determine the final index level of the index based on its assessment, made in its sole discretion, of the level of the index at that time.

The U.S. federal income tax consequences of the notes are uncertain.

No statutory, administrative or judicial authority directly addresses the characterization of the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes.  As a result, no assurance can be given that the Internal Revenue Service or a court will agree with the tax consequences described under “United States Federal Income Tax Considerations.”  It is also possible that future United States legislation, regulations or other Internal Revenue Service guidance would require you to accrue income on the notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed under “United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

ADDITIONAL INFORMATION

Calculation Agent

We have initially appointed Goldman, Sachs & Co. as Calculation Agent for making all determinations on the notes, including, without limitation, the Redemption Amount, the Final Index Level, Market Disruption Events, Business Days, Trading Days, discontinuance or modification of the Index and the amount payable in the event of an early redemption for tax reasons or an acceleration of the notes.  Unless there is manifest error, these determinations by the Calculation Agent shall be final and binding on us and the holders of the notes.

Upon request, the Calculation Agent will provide a written statement to an investor showing how the Redemption Amount was calculated.  Requests to the Calculation Agent should be addressed to:

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

Telephone: (212) 902-1000

Telecopy: (212) 902-3000

Attention: Structured Equities Solutions

Hypothetical examples

The following examples are provided for purposes of illustration only.  The examples should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical performances of the Index could have on the pre-tax Redemption Amount, assuming all other variables remain constant.

The information in the examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original issue date and held to the Maturity Date.  If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below.  For a discussion of some of these factors, see “Risk Factors”.

The Index has been volatile in the past and its performance cannot be predicted for any future period.  The actual, absolute performance of the Index over the life of the notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical return examples set forth below or to the historical levels of the Index set forth elsewhere in this prospectus supplement.  For information about the level of the Index during recent periods, see “The Index — Historical Closing Levels of the Index” below.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the Index Stocks.  Among other things, the return on the notes will not reflect any dividends that may be paid on the Index Stocks.  Also, the hypothetical returns shown below do not take into account the effects of applicable taxes.

The table below assumes that there is no change in or affecting the composition of the Index or the method by which the Index Sponsor calculates the Index level, that there is no change in the relative weighting of any Index Stock and that no Market Disruption Event occurs with respect to the Index on the Determination Date.  The hypothetical return examples in the table below reflect a Participation Rate of 300%, an Index Cap of 106.5% of the Initial Index Level, a Maximum Redemption Amount of 119.5% of the Face Amount (or $1,195 for every $1,000 of face amount) and a Buffer Level of 90% of the Initial Index Level.

Hypothetical Final Index Level (as % of Initial Index Level)	Payment Amount (as % of Face Amount)
150.00%	119.50%
140.00%	119.50%
125.00%	119.50%
106.50%	119.50%
105.00%	115.00%
103.00%	109.00%
102.00%	106.00%
100.00%	100.00%
95.00%	100.00%
90.00%	100.00%
85.00%	94.44%
75.00%	83.33%
50.00%	55.56%
25.00%	27.78%
0.00%	0.00%

The following chart also shows a graphical illustration of the hypothetical Redemption Amounts (expressed as a percentage of the Face Amount of your notes) that we would pay on your notes on the Maturity Date, if the Final Index Level (expressed as a percentage of the Initial Index Level) were any of the hypothetical levels shown on the horizontal axis.  The chart shows that any hypothetical Final Index Level (expressed as a percentage of the Initial Index Level) of less than 90.0% (the section left of the 90% marker on the horizontal axis) would result in a hypothetical Redemption Amount of less than 100.0% of the Face Amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.  The chart also shows that any hypothetical Final Index Level, (expressed as a percentage of the Initial Index Level), of greater than 106.50% (the section right of the 106.50% marker on the horizontal axis) would result in a capped return on your investment, assuming for these purposes only an Index Cap of 106.50% of the Initial Index Level and a Maximum Redemption Amount of 119.50% of the Face Amount.

The Redemption Amounts shown above are entirely hypothetical; they are based on market prices for the Index Stocks that may not be achieved on the Determination Date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the Stated Maturity Date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Redemption Amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  Please read “Risk Factors— The market price of your notes may be influenced by many unpredictable factors” in this pricing supplement.

Same-Day Funds Settlement and Payment

The initial settlement for and all payments of principal, if any, relating to the notes will be made in immediately available funds.

On the Maturity Date or the earlier redemption date we will pay the amount payable in respect of the notes in United States dollars to the trustee.  As soon as possible thereafter, the trustee will make such payment to the Depository in accordance with existing arrangements between the trustee and the Depository.  The Depository will allocate such payment to each Book-Entry Note (as such term is defined in the prospectus supplement) represented by such global security and will make payments to the participants therein in accordance with its existing operating procedures.

Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds.  In contrast, the notes will trade in the Depository’s Same-Day Funds Settlement System until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds.  We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Agent for Service of Process in New York

Under the indenture, we have irrevocably appointed Mr. David Dangoor, the honorary consul general of the Kingdom of Sweden in The City of New York as our authorized agent for service of process in any action based on the notes or the Indenture brought against us in any U.S. state or federal court in The City of New York.  The contact information for Mr. Dangoor is as follows:

David Dangoor

Honorary Consul General of Sweden

455 Park Avenue, 21st Floor

New York, New York 10022

Tel. No.: +1-212-888-3000

THE INDEX

All information in this pricing supplement concerning the Index, including its make-up, method of calculation and changes to its composition, is derived from publicly available information prepared by the Index Sponsor.  Neither we nor Goldman, Sachs & Co. assume any responsibility for the accuracy or completeness of that information.  The Index is determined, comprised and calculated by the Index Sponsor without regard to the notes.  Neither we nor Goldman, Sachs & Co. accept any responsibility for the calculation, maintenance or publication of, or any error, omission or disruption in, the Index.

The Index

The MSCI EAFE Index is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as MSCI, whose majority shareholder is Morgan Stanley, through numerous data vendors, on the MSCI® website and in real time on Bloomberg Financial Markets and Reuters Limited.

The MSCI EAFE Index is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and in Europe and Asia, which are Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

Index Calculation. The performance of the MSCI EAFE Index is a free float weighted average of the U.S. dollar values of all of the equity securities (which we refer to as the Component Securities) constituting the MSCI® indexes for the 21 selected countries (which we refer to as the Component Country Indices).  Each Component Country Index is a sampling of equity securities across industry groups in such country’s equity markets.  See “—Maintenance of the MSCI EAFE Index and the Component Country Indices” below.   MSCI aims to include in its international indices 85% of the free float-adjusted market capitalization in each industry group, within each country.

Prices used to calculate the Component Securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market.  Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 5:00 P.M. Central Europe Time.  The U.S. dollar value of the MSCI EAFE Index is calculated based on the free float-adjusted market capitalization in U.S. dollars of the Component Securities. The MSCI EAFE Index was launched on December 31, 1969 at an initial value of 100.

MSCI EAFE Index —

Index Stock Weighting by Country as of May 20, 2010

Country:	Percentage (%)*

Australia	7.94
Austria	0.32
Belgium	0.96
Denmark	1.02
Finland	1.10
France	9.91
Germany	7.82
Greece	0.35
Hong Kong	2.49
Ireland	0.26
Italy	2.94
Japan	24.91
Netherlands	2.62

New Zealand	0.11
Norway	0.70
Portugal	0.25
Singapore	1.63
Spain	3.54
Sweden	2.74
Switzerland	7.70
United Kingdom	20.71

*Information provided by MSCI Barra. Percentages may not sum to 100% due to rounding.

MSCI EAFE Index —

Index Stock Weighting by Sector as of May 20, 2010

Sector*:	Percentage (%)**

Energy	7.84
Materials	9.85
Industrials	12.22
Consumer Discretionary	10.46
Consumer Staples	10.29
Health Care	8.25
Financials	24.51
Information Technology	5.48
Telecommunication Services	5.45
Utilities	5.64

* Sector designations are determined by the Index Sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

** Information provided by MSCI Barra. Percentages may not sum to 100% due to rounding.

Maintenance of the MSCI EAFE Index and the Component Country Indices. In order to maintain the representativeness of the MSCI EAFE Index, structural changes to the MSCI EAFE Index as a whole may be made by adding or deleting Component Country Indices and the related Component Securities.  Currently, such changes in the MSCI EAFE Index may only be made on four dates throughout the year: after the last scheduled index close of each February, May, August and November.

MSCI may add additional Component Country Indices to the MSCI EAFE Index or subtract one or more of its current Component Country Indices.  Any such adjustments are made to the MSCI EAFE Index so that the value of the MSCI EAFE Index at the effective date of such change is the same as it was immediately prior to such change.

Each Component Country Index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets.  In maintaining each Component Country Index, emphasis is also placed on its continuity, replicability and on minimizing turnover in the MSCI EAFE Index.

MSCI classifies index maintenance in three broad categories.  The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full Component Country Index reviews that systematically re-assess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed annual timetable.

Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis.  These changes are reflected in the indices at the time of the event.  All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the indices continue to be an accurate reflection of evolving equity markets.  This goal is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI EAFE Index at the time of their actual occurrence and that should not wait until the annual full Component Country Index review due to their importance.  These quarterly index reviews may result in additions and deletions of Component Securities from a Component Country Index and changes in “foreign inclusion factors” and in number of shares.  Additions and deletions to Component Securities may result from: the addition or deletion of securities due to the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; the replacement of securities resulting from the review of price source for Component Securities with both domestic and foreign board quotations; and the addition or deletion of securities as a result of other market events.  Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for Component Securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature.  Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks.  The implementation of changes resulting from quarterly index reviews occurs on only three dates throughout the year: as of the close of the last business day of February, August and November.  The results of the quarterly index reviews are announced at least two weeks prior to their implementation.  Any country may be impacted at the quarterly index review.

The annual full Component Country Index review includes a re-appraisal of the free float-adjusted industry group representation within a country relative to the 85% target, a detailed review of the shareholder information used to estimate free float for Component and non-Component Securities, updating the minimum size guidelines for new and existing Component Securities, as well as changes typically considered for quarterly index reviews.  During a full Component Country Index review, securities may be added or deleted from a Component Country Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for Component Securities changes during quarterly index reviews as discussed above. The results of the annual full Component Country Index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.  Index maintenance of the Component Country Indices is reflected in the MSCI EAFE Index.

Selection of Component Securities and Calculating and Adjusting for Free Float. The selection of the Component Securities for each Component Country Index is based on the following guidelines:

•                  Define the universe of listed securities within each country;

•                  Adjust the total market capitalization for each security for its respective free float available to foreign investors;

•                  Classify securities into industry groups under the Global Industry Classification Standard (GICS); and

•                  Select securities for inclusion according to MSCI’s index construction rules and guidelines.

To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI will then derive a “foreign inclusion factor” for the company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits.  MSCI will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor.  Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in MSCI’s indices.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

Historical Closing Levels of the Index

The table below sets forth the high, the low and the last closing levels of the Index for each of the four calendar quarters in 2007, 2008 and 2009 and the first two quarters of 2010 (through May 24, 2010).  We obtained the closing levels listed in the tables below from Bloomberg Financial Services, without independent verification.

The closing level of the Index has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the Index during any period shown below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of your notes.  You should not take the historical levels of the Index as an indication of future performance.  We cannot give you any assurance that the future performance of the Index or the Index Stocks will result in you receiving an amount greater than the outstanding face amount of your notes on the maturity date.  During the period from January 1, 2007 through May 24, 2010, there were 550 16-month periods, the first of which began on January 1, 2007 and the last of which ended on May 24, 2010. In 379 of such 550 16-month periods, the closing level of the index on the final date of such period had fallen below the buffer level of the index on the initial date of such period. Therefore, during approximately 68.9% of such 16-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 16-month periods and did not take into account holidays or non-business days.) Neither we nor Goldman, Sachs & Co. make any representation to you as to the performance of the Index.  Moreover, in light of current market conditions, the trends reflected in the historical performance of the Index may be less likely to be indicative of the performance of the Index between the Pricing Date and the Determination Date than would otherwise have been the case.  In light of the increased volatility currently being experienced by global and U.S. securities markets and recent market declines, it may be substantially more likely that the Index will be more volatile between the Pricing Date and the Determination Date than it has been historically, as reflected in the table below, which may increase the risk that the level of the Index will be below the Buffer Level on the Determination Date.  The actual performance of the Index over the life of the offered notes may bear little relation to the historical levels shown below.

Quarterly High, Low and Closing Levels of the Index

	High	Low	Close

2007
Quarter ended March 31	2182.60	2030.00	2147.51
Quarter ended June 30	2285.36	2152.13	2262.24
Quarter ended September 30	2335.70	2039.86	2300.38
Quarter ended December 31	2388.74	2179.99	2253.36
2008
Quarter ended March 31	2253.36	1913.53	2038.62
Quarter ended June 30	2206.72	1957.23	1967.19
Quarter ended September 30	1934.39	1553.15	1553.15
Quarter ended December 31	1568.20	1044.23	1237.42
2009
Quarter ended March 31	1281.02	911.39	1056.23
Quarter ended June 30	1361.36	1071.10	1307.16
Quarter ended September 30	1580.58	1251.65	1552.84
Quarter ended December 31	1617.99	1496.75	1580.77
2010
Quarter ended March 31	1642.20	1451.53	1584.28
Quarter ending June 30 (through May 24, 2010)	1636.19	1346.90	1346.90

License Agreement for the MSCI EAFE Index

MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are licensed for use in the notes by The Goldman Sachs Group, Inc. and its affiliates.  The Goldman Sachs Group, Inc. expects to sub-license the use of the MSCI index names and service mark(s) to us.

THIS FINANCIAL PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX.  THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI.  MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND ARE LICENSED FOR USE FOR CERTAIN PURPOSES BY THE GOLDMAN SACHS GROUP, INC. (“LICENSEE”). THE GOLDMAN SACHS GROUP, INC. EXPECTS TO SUB-LICENSE THE USE OF THE MSCI INDEX NAMES AND SERVICE MARK(S) TO SEK.  NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THIS FINANCIAL PRODUCT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE.  MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR THE ISSUER OR OWNER OF THIS FINANCIAL PRODUCT.  NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS FINANCIAL PRODUCT INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES.  NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS FINANCIAL PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THIS FINANCIAL PRODUCT IS REDEEMABLE FOR CASH.  NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE

OWNERS OF THIS FINANCIAL PRODUCT IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required.  Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the notes by a U.S. holder (defined below) who purchases the notes in the initial offering at their original public offering price and holds the notes as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations and proposed Treasury regulations issued under the Code, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which may change, possibly with retroactive effect.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances, such as holders to whom special tax treatment applies, including (1) banks, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or currencies, tax-exempt organizations or partnerships or other entities classified as partnerships for U.S. federal income tax purposes,  (2) persons holding notes as part of a straddle, hedge, conversion transaction or other integrated investment, (3) persons whose functional currency is not the U.S. dollar, or (4) traders in securities that elect to use a mark to market method of accounting for their securities holdings.  In addition, this discussion does not address alternative minimum taxes or state, local or foreign taxes.

“U.S. holder” means a beneficial owner of the notes that is, for United States federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a U.S. domestic corporation or (iii) any other entity or person generally subject to U.S. federal income tax on a net income basis.

The following discussion assumes that none of the companies included in the Index is or will become at any time during the term of the notes, a passive foreign investment company for U.S. federal income tax purposes.  Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the notes could differ significantly from the consequences described below.

No statutory, administrative or judicial authority directly addresses the treatment of holders of notes for U.S. federal income tax purposes.  As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion.  A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the notes.  Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Consequences to U.S. holders

We intend to take the position that the notes will be treated for U.S. federal income tax purposes as a prepaid forward contract and, by purchasing a note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that notes will be so treated. We also will take the position that at the time of issuance of your note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the stated maturity date to satisfy that obligation at the stated maturity date. Although you will be obligated to treat the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your note, but instead will be commingled with our other assets.

Sale, exchange, redemption or other taxable disposition of notes.  A U.S. holder’s initial tax basis in a note should be the price at which the U.S. holder purchased the note. A U.S. holder generally should recognize gain or loss equal to the difference between the proceeds received (including amounts received at maturity) and the holder’s adjusted tax basis in the note upon the sale, exchange, redemption or other taxable disposition of a note. Under the treatment agreed to above, the gain or loss will generally be capital gain or loss and generally will be long-term capital gain or loss if you held the note for more than one year immediately before the disposition. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Potential Application of Constructive Ownership Rules.  Some or all of the net long-term capital gain arising from certain constructive ownership transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any deemed underpayment of tax with respect to the deferral of such ordinary income.  “Constructive ownership” rules could potentially be applicable to notes with a term greater than one year in circumstances where the underlying equity includes an equity interest in a “pass-through entity,” as defined under the Code (such as a regulated investment company or a real estate investment trust).  These rules have no immediate application to certain derivative financial instruments, including any notes, where the underlying equity represents an index or stock of a specific company, assuming the specific company and each of the companies included in the index is not and will not become at any time during the term of the notes, a passive foreign investment company or a regulated investment company for U.S. federal income tax purposes.  These rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include certain derivative financial instruments in respect of the stock of all corporations.  These rules also direct the U.S. Treasury Department to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on any underlying asset from the scope of “constructive ownership” transactions.  This category may include the notes.  It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Possible alternative treatment.  Due to the absence of authorities that directly address the proper characterization of the notes, the absence of comparable instruments for which there is a widely accepted tax treatment and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. Under alternative characterizations of the notes, it is possible, for example, that the notes could be treated as contingent payment debt instruments, or as including a debt instrument and a forward contract or two or more options. If the IRS were successful in asserting an alternative characterization of the notes, the timing and character of income on the notes could differ materially from the above description.

Backup withholding tax and information reporting. Unless a U.S. holder is an exempt recipient such as a corporation, payments on the notes and the proceeds received from the sale of notes will be subject to information reporting and may also be subject to U.S. federal backup withholding tax if the U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability if the holder provides the required information to the IRS.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts

On December 7, 2007, the IRS and U.S. Treasury Department issued a notice requesting public comments on a comprehensive set of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forwards could be required to recognize ordinary income on a current basis, or could be treated as owning directly the assets subject to the prepaid forward.  Although it is currently uncertain what future guidance will result from the notice, the notice leaves open the possibility that such guidance could have retroactive application.  In addition, prospective investors are encouraged to consult their own tax advisors about the potential impact of several proposed legislative changes in the taxation of derivatives contracts, and the likelihood that any of the foregoing may take effect.

It is also possible that future regulations or other IRS guidance would require you to accrue income with respect to the notes on a current basis at ordinary rates (as opposed to capital gains rates) in excess of any amounts paid currently or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed above.

U.S. holders are urged to consult their tax advisors regarding the potential effects of the foregoing developments on the tax treatment of the notes.

Consequences to non-U.S. holders

Gain or loss on disposition.  A non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange, maturity or repurchase by SEK of a note unless (1) the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or (2) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Estate Tax

In the case of a holder of a note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a note should note that, absent an applicable treaty benefit, the notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the notes.

Prospective purchasers of the notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the notes.

PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in an Agency Agreement dated December 15, 2008, and a Terms Agreement dated •, 2010 (the “Agreements”), we have agreed to sell to Goldman, Sachs & Co. and Goldman, Sachs & Co. has agreed to purchase, all of the notes offered hereby at •% of the Aggregate Principal Amount.  Under the terms and conditions of the Agreements, Goldman, Sachs & Co. is committed to take and pay for all of the notes, if any are taken.

In connection with the offering, Goldman, Sachs & Co. may purchase and sell the notes in the open market.  These transactions may include over-allotment and stabilizing transactions and purchases to cover positions created by short sales.  Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes.  Short sales involve the sale by Goldman, Sachs & Co. of a greater aggregate principal amount of notes than they are required to purchase in the offering.

These activities may stabilize, maintain, or otherwise affect the market price of the notes, which may be higher than the price that might otherwise prevail in the open market.  If these activities are commenced, they may be discontinued at any time.  These transactions may be effected in the over-the-counter market or otherwise.

The notes are a new issue of securities with no established trading market.  We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice.  The notes will not be listed on any securities exchange, and there may not be a secondary market for the notes.  We cannot give any assurance to the liquidity of the trading market for the notes.

We have agreed to indemnify Goldman, Sachs & Co. against, or to make contributions relating to, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

From time to time, Goldman, Sachs & Co. and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees.  In particular, an affiliate of Goldman, Sachs & Co. is the writer of a hedge of our obligation under the notes.

Goldman, Sachs & Co. has agreed to pay the out of pocket expenses (other than our internal costs and expenses) of the issue of the notes.  The initial sale of the notes in this offering entails a longer settlement than is customary for similar debt securities.  Goldman, Sachs & Co. expects to deliver the notes against payment on •, 2010.

Goldman, Sachs & Co. reserves the right to withdraw, cancel or modify any offer and to reject orders in whole or in part.

No action has been taken in any country or jurisdiction outside the United States that would permit a public offering of the notes, or the possession or distribution of any offering material in relation thereto, where action for that purpose is required.  We are not making any offer of the notes in circumstances that would require registration, qualification or other action with or by regulatory authorities in any such country or jurisdiction.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement.  You must not rely on any unauthorized information or representations.   This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement is current only as of its date.

Subject to Completion, May 26, 2010

$•

AB SVENSK

EXPORTKREDIT (PUBL)

(Swedish Export

Credit Corporation)

Equity Index-Linked Notes
due •
(Linked to the MSCI EAFE Index)

Goldman, Sachs & Co.